March 14, 2025

Sunny Trinh
Chief Executive Officer
DevvStream Corp.
2108 N St., Suite 4254
Sacramento, CA 95816

       Re: DevvStream Corp.
           Registration Statement on Form S-1
           Filed March 12, 2025
           File No. 333-285728
Dear Sunny Trinh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Julio C. Esquivel, Esq.